March 15, 2006
Kevin W. Vaughn, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Wells Fargo & Company Form 10-K for the Year Ended December 31, 2004 Forms 10-Q for the Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005 File No. 001-02979
Dear Mr. Vaughn:
In response to the Commission staff’s comments contained in your letter dated March 2, 2006 to Wells Fargo & Company (“Wells Fargo” or the “Company”), we submit the following information.
SEC Request
Form 10-K for the fiscal year ended December 31, 2004
General
1.	We refer you to prior comments three and four in our previous comment letter dated December 9, 2005. Please quantify the approximate amounts of annual revenues and expenses associated with the customer ties and other contacts that you identified in your January 13, 2006 response. Your response should discuss whether you believe these contacts are material to you, and the reasons you do not believe the accounts you discussed in your January 13 response constitute a material investment risk to your security holders. You should also discuss whether you believe the other contacts you identified in your January 13 letter constitute a material investment risk to your security holders, and the reasons underlying your conclusion.

Kevin W. Vaughn, Branch Chief
March 15, 2006

Wells Fargo Response
We grouped the customer ties and other contacts identified in our January 13, 2006 response into two broad categories: (i) accounts for which the customers have provided us with a mailing address in one of the named countries and (ii) accounts for which the customers have identified themselves as nationals of one of the named countries, but who have not provided us with a mailing address in one of the named countries. We have identified 59 accounts that fall into the first group and 2,081 accounts that fall into the second group.
The aggregate deposit balance of these accounts is currently less than $10 million. We have estimated the annual pre-tax contribution (revenue less expenses) of these customer relationships to be less than $300,000, or $200,000 after tax. At year-end 2005, Wells Fargo had over 23 million customers and total deposit balances of more than $314 billion. For 2005, we had net income after tax of $7.7 billion. Whether these accounts are measured by their number, total balance, or impact on net income after tax, we believe that they are not material to our organization and do not constitute a material investment risk to our security holders.
SEC Request
2.	Please address the qualitative factors underlying your assessment. For example, you did not address the potential impact of the investor sentiment expressed by the legislation identified in prior comment four, or explain how the compliance efforts you discussed affect your conclusion as to whether or not your contacts with Iran, Sudan and Syria are material to you or constitute a material investment risk to your security holders.
Wells Fargo Response
The accounts are, to our knowledge, maintained in accordance with all applicable laws and regulations. Wells Fargo Bank regularly runs its entire list of customers against the most current list published by the Office of Foreign Assets Control (“OFAC”) of specially designated nationals (“SDNs”). Upon identifying a customer as an SDN, the bank has procedures in place to ensure that, where appropriate, the customer’s account is blocked and reported to OFAC.
You have asked that we specifically address the legislation in Arizona, Illinois, Louisiana and New Jersey. Below is a discussion of each of these state statutes:
Arizona. Ariz.Rev.Stat.Ann. §38-716 requires the Arizona State Retirement System to provide an annual report of any companies held in its fund that it has a reason to know has business activities in or with countries identified in §6(j) of

Kevin W. Vaughn, Branch Chief
March 15, 2006

the export administration act (i.e., countries the Secretary of State has determined to repeatedly provide support for acts of international terrorism). It is our understanding that there are currently 6 countries that have been identified as state sponsors of terrorism: Cuba, Iran, Libya, North Korea, Sudan and Syria. Wells Fargo does not have business activities in or with any of these countries.

Illinois. 15 ILCS 5/1-110.5, which took effect on January 27, 2006, prohibits a fiduciary of a retirement system or pension fund established under Illinois law to engage in certain transactions with any entity unless the company charged with managing the assets of the retirement system or pension fund certifies that the fund managing company has not loaned to, invested in or otherwise transferred any of the retirement or pension funds to a forbidden entity any time after the effective date of the statute. The statute also requires the company to certify that it will divest itself over an 18-month period of any investments it has made with a forbidden entity prior to the effective date of the statute. A “forbidden entity” is defined to include any company that is fined, penalized or sanctioned by OFAC for any violation of any rules or restrictions relating to the Republic of the Sudan that occurred any time following the effective date of the statute. The penalty the bank paid to OFAC in connection with a transaction relating to Sudan occurred prior to the effective date of the statute. Consequently, that penalty did not result in the bank being classified as a “forbidden entity.” Furthermore, our review of our records has identified only four accounts with ties to Sudan. One of those accounts is owned by a person who our records indicate to be a missionary and who is licensed by OFAC to maintain the account. The remaining three accounts have holds placed on them. These holds should prevent the accounts from being used to facilitate financial transactions. Therefore, we do not have any basis for concluding that these four accounts will result in the imposition of any penalties from OFAC. As we noted in our initial response, customers of Wells Fargo Bank, like the customers of any other bank, may from time to time attempt to conduct transactions in violation of the OFAC regulations. Wells Fargo Bank has systems in place that are reasonably designed to detect such activities. Even so, there remains a possibility that a transaction could pass through the bank without being detected. Because OFAC imposes penalties even for unintentional violations that occur notwithstanding the fact that a bank has reasonable policies and procedures in place to prevent such violations, there remains an unavoidable possibility that the bank may be subjected to a penalty involving Sudan at some time in the future. However, we believe we have taken appropriate steps to reduce this risk to an acceptable level.

Louisiana. La.Rev.Stat. §§263(F) and 312(B)(2) together permit a system board of trustees to divest itself of any holdings of any company that has facilities or employees in Iran, Libya, North Korea, Sudan or Syria. Wells Fargo does not have any employees or facilities in these countries.

Kevin W. Vaughn, Branch Chief
March 15, 2006

New Jersey. N.J.S.A. §52:18A-89.9.9 prohibits any further investment of any pension or annuity fund under the jurisdiction of the Division of Investment in any foreign company with an equity tie to the government of Sudan. It is unclear whether in the context of this statute “foreign company” includes a domestic corporation organized outside of the State of New Jersey. However, given the statute’s definition of “equity tie” (i.e., manufacturing or mining plants, employees or advisers, facilities or an investment, fiduciary, monetary or physical presence of any kind), regardless of whether Wells Fargo is viewed as a “foreign company” for purposes of this statute, Wells Fargo does not have an equity tie to the government of Sudan.
For the reasons set forth above, it is our conclusion that the foregoing state statutes either do not apply to Wells Fargo or do not pose an investment risk to our security holders that is materially different than the investment risk faced by the security holders of any other financial institution. Nevertheless, we will include a general discussion of this issue in the form of a Risk Factor contained in our next Form 10-Q, as follows:
We may incur fines, penalties and other negative consequences from regulatory violations, possibly even inadvertent or unintentional violations.

We maintain systems and procedures designed to ensure that we comply with applicable laws and regulations. However, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there was in place at the time systems and procedures designed to ensure compliance. For example, we are subject to regulations issued by the Office of Foreign Assets Control (OFAC) that prohibit financial institutions from participating in the transfer of property belonging to the governments of certain foreign countries and designated nationals of those countries. OFAC may impose penalties for inadvertent or unintentional violations even if reasonable processes are in place to prevent the violations. Therefore, the establishment and maintenance of systems and procedures reasonably designed to ensure compliance cannot guarantee that we will be able to avoid a fine or penalty for noncompliance. There may be other negative consequences resulting from a finding of noncompliance, including restrictions on certain activities. Such a finding may also damage our reputation (see “Negative publicity could damage our reputation” in our 2005 Form 10-K) and could restrict the ability of institutional investment managers to invest in our securities.

Kevin W. Vaughn, Branch Chief
March 15, 2006

Questions concerning the information set forth in this letter may be directed to Richard D. Levy, Senior Vice President and Controller, at (415) 222-3119 or me at (415) 396-4638.
Very truly yours,
/s/ HOWARD I. ATKINS
Howard I. Atkins
Senior Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)
cc: Rebekah Moore